SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For 9 September 2004

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Number	Exhibit Description
99.1	Interim Results dated 9 September 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	9 September 2004

9 September 2004

InterContinental Hotels Group PLC

Second Quarter and First Half Results to 30 June 2004

	Second Quarter					First Half
	30 June 2004 £m		30 June 2003 £m pro forma		% change	30 June 2004 £m		30 June 2003 £m pro forma		% change
Hotels
- Turnover	387		367		5.4%	735		708		3.8%
- EBITDA	107		84		27.4%	190		152		25.0%
- Operating Profit	69		46		50.0%	113		75		50.7%
Soft Drinks
- Turnover	178		171		4.1%	366		335		9.3%
- EBITDA	42		40		5.0%	64		61		4.9%
- Operating Profit	30		31		(3.2)%	40		39		2.6%
Group
- Turnover	565		538		5.0%	1,101		1,043		5.6%
- EBITDA	149		124		20.2%	254		213		19.2%
- Operating Profit	99		77		28.6%	153		114		34.2%
- Profit before tax	93		67		38.8%	143		92		55.4%

Earnings per share
- Basic	28.5	p	*		—	36.9	p	*		—
- Adjusted	9.0	p	5.4	p	66.7%	14.2	p	7.6	p	86.8%

Dividend per share						4.30	p	4.05	p	6.2%

Note: EBITDA, operating profit, profit before tax and adjusted earnings per share are stated before exceptional items.

*	Not stated as no direct comparables

Strong trading and operating performance:

•	Adjusted earnings per share grew by 86.8% to 14.2p in the first half and by 66.7% to 9.0p in the second quarter

•	Strong first half and second quarter trading with Hotels operating profit up 50.7% to £113m in the first half and 50.0% to £69m in the second quarter, as recovery continues in the US, the UK and Asia Pacific and cost reductions are delivered

•	Interim dividend raised by 6.2%, to 4.30p per share from 4.05p (interim 2003); the Board anticipates this will be approximately 30% of full year dividend

Focused strategy and execution, with announcement of additional asset disposals and further return of funds to shareholders:

•	Strategic focus remains to develop our brands and grow the managed and franchised business leading to better returns on capital employed

•	Further £1.3bn net book value portfolio of hotels, predominantly in the UK plus the InterContinental Paris, placed on market today; aiming to retain management or franchise contracts on majority of disposals. A total of £589m of hotels already on market and more than £330m of completed disposals to date which, with today’s announcement, brings total announced or completed hotel disposals to more than £2.2bn since separation.

•	The next step in our ongoing programme is a further £750m of funds to be returned to shareholders, in addition to the current £250m, comprising a special dividend of £500m to be paid in December 2004 (with associated share consolidation) and a further share buyback of £250m. This second phase of share buyback will be undertaken once the existing £250m programme is finished (£213m has been completed as of today). A current total of £1bn of funds committed to be returned to shareholders since separation, subject to no significant adverse change in market conditions.

Commenting on current trading, Richard North, Chief Executive, InterContinental Hotels Group PLC said

“This is a strong set of results reflecting improvements in operating performance coupled with recovery in key markets such as the US, UK and Hong Kong. Western Europe, and particularly Paris, remains a challenge.

The asset disposal programme is now well underway and we are stepping up our returns to shareholders with a further £750 million package. All in all we are making real progress executing the strategy we set out at separation in April 2003, transforming the company to one which is all about brands, managing and franchising. We remain positive about the future”

Trading and Operating Overview: continued strong performance

•	Group operating profit for the first half up by 34.2%; adjusted earnings per share up 86.8% aided by (1) the reduced tax charge in 2004, (2) reduced interest charge due to lower net debt of £520m as at 30 June 2004 (from £942m as at 30 June 2003) and (3) the ongoing benefit of the share buyback programme

•	Hotels operating profit up 50.7% for the first half:

•	Americas operating profit up 10.7% from $131m to $145m, driven by continued strong RevPAR gains in New York and growth in franchise business; sterling operating profit down 2.4% after the impact of foreign exchange

•	EMEA operating profit improved from £32m to £50m, up 56.3%, driven by market share gains in the UK but also one off liquidated damages of approximately £4m from the InterContinental Barcelona contract

•	Asia Pacific operating profit up from $3m to $17m, driven by strong performance of InterContinental Hong Kong versus weak comparables. The region has now recovered to 2002 operating profit levels

•	First half regional and central overheads of $108m, versus $122m in 2003, as the planned cost savings continue to be delivered to target. Full year total overheads forecast still flat year on year at constant currency.

•	Room revenue delivered to hotels in our system through our reservation channels in the first half is up 26.3% from $1.6bn to $2.1bn:

•	33.6% of total rooms revenue now delivered through our channels

•	Internet channel revenue growth of 59% and an increase in share of web delivery through IHG’s own sites to 79%; internet revenue now represents 11% of total system revenue for IHG

•	Revenue to our hotels from Priority Club Rewards members up 16.5% year on year from $1.3bn to $1.5bn:

•	More than 28% of system room nights now booked by Priority Club Rewards members

•	Now in excess of 21 million members, the largest number in any hotel loyalty programme worldwide.

•	Relative RevPAR outperformance across most major markets, particularly UK, US Upper Upscale and US Express

•	Almost 13,000 rooms (gross) added to system globally year-to-date, offset by planned, quality-driven terminations in US Holiday Inn estate and Owned and Leased disposals, to give net growth of 2,589 rooms

•	Global hotel pipeline growth of 8.1% from 67,849 rooms as at 30 June 2003 to 73,324 as at 30 June 2004

•	Following the latest actuarial review, IHG is discussing with the UK Hotels Pension Plan Trustees a one-off contribution to the plan to be made in last quarter of 2004 of approximately £50m, effectively eliminating the current estimated deficit

•	Significant tax credit position still expected for full year. P&L tax charge before exceptional items expected to be 18%; exceptional tax credits of £138m recognised in the first half

•	Capex spending remains under tight control; full-year 2004 forecast reduced from £300m to £250m for hotels. 2005 spend expected to be below or equal to 2004, including first phase of refurbishment of the InterContinental London.

•	Improvement in key financial metrics with Return on Capital Employed up to 5.6% from 4.3%* and strong cashflow** generation of £125m in 6 months to 30 June 2004 versus £80m for same period in 2003

*	Based on trailing 12 months; as defined in listing particulars
**	Cashflow pre-disposal proceeds and return of funds

Strategic overview: focused strategy and execution, with announcement of additional asset disposals and further return of funds to shareholders:

•	Key priorities are to develop brands and grow managed and franchised business; clear strategic focus to drive Return on Capital Employed as we move into the next phase of IHG’s ongoing transformation:

•	Strengthen the core business through focus on brand differentiation and system delivery

•	Grow managed and franchised fee-income business in key depth markets

•	Develop the organisation and people to drive further cost improvement

•	Continue the asset disposal programme

•	Return funds to shareholders

•	Continued asset disposals:

•	A further portfolio of hotels has been placed on the market today with a net book value of approximately £1.3bn, predominantly in the UK plus the InterContinental Paris; our intention is to retain management and franchise contracts on the majority of these hotels. Estimated 2004 EBIT of these hotels would be approximately £85m (EBITDA of £130m)

•	£337m of proceeds from hotels sold since separation, slightly ahead of net book value, with Holiday Inn, Preston, UK and Staybridge Suites, Eatontown, USA sold since last update on 12 July 2004

•	£589m of hotels actively being marketed, including the US hotels announced in July 2004

•	In total, more than £2.2bn of hotels currently on the market or disposed. This represents more than 50% of the net book value of IHG’s property assets as at separation.

•	Next phase of IHG’s ongoing return of funds programme announced – further £750m of funds to shareholders, bringing total announced since separation to £1bn:

•	£213m of the £250m initial return of funds complete. 26.9 million shares were purchased as of 30 June. 39.8 million purchased to date at an average price of 534p

•	Special dividend of £500m, with associated share consolidation, to be paid in December 2004

•	Further share buyback programme will commence with up to £250m of repurchases following completion of the remaining £37m of the current programme.

•	These returns are expected to be funded, in part, through disposal proceeds from the almost £1bn of assets already sold or announced as on the market. Further returns of funds are expected to be funded primarily by asset sales and will be considered in light of selective reinvestment in the business, maintaining appropriate gearing and remaining considerate of all stakeholders interests.

Britvic: revenue growth of 9.3% YTD, with profit growth of 2.6%

•	Britvic delivered turnover up 4.1% from £171m to £178m in the second quarter and up 9.3% from £335m to £366m for the first half, Operating profit was up from £39m to £40m for the first half but down from £31m to £30m in the second quarter. This performance is due to reinvestment in the Pepsi brand, which gained market share and investment in new Robinson brand extensions. Capital expenditure remains on track at £80m in 2004 with £39m spent to date. As already announced, an IPO of Britvic is planned to take place between 1 January 2005 and 31 December 2008 but no firm date has yet been set.

Current Trading

Trading remains strong in our key profit regions of the UK, where we are gaining significant market share, the US and Hong Kong. We continue to see strong occupancy growth across all brands led by the return of the business traveller. Room rate growth has begun in key urban locations such as London and New York, but we still do not expect broad-based rate improvement before 2005. The European market remains weak, with Paris in particular very depressed and hard to predict. Booking lead times remain short particularly in incentive and meetings business.

For further information, please contact:

Investor enquiries: Gavin Flynn, Paul Edgecliffe-Johnson	Investor mainline: +44 (0) 1753 410 176 GF: +44 (0) 7808 098 972 PEJ: +44 (0) 7808 098 867
Media enquiries: Dee Cayhill, Leslie McGibbon	DC: +44 (0) 1753 410 423 LM: +44 (0) 7808 094 471

Appendix 1: Selected RevPAR performance (comparable, year on year change)

	April	May	June	Quarter 1	Quarter 2	Half 1	YTD (Jan-July)
Americas
IC O&L	12.5%	16.4%	13.8%	5.4%	14.3%	10.0%	10.2%
CP NA (system)	8.7%	8.5%	9.2%	5.7%	8.9%	7.6%	7.4%
HI NA (system)	8.9%	4.9%	5.7%	4.3%	6.5%	5.4%	5.3%
Express NA (system)	8.5%	4.6%	7.1%	7.6%	6.7%	7.0%	6.8%

EMEA
IC O&L	23.6%	4.8%	2.9%	(1.4)%	8.5%	4.0%	1.9%
HI UK Regions	(0.0)%	7.8%	7.6%	8.3%	5.3%	6.7%	6.4%
HI UK London	37.0%	30.7%	18.6%	16.8%	27.7%	22.3%	21.4%

Asia Pacific
IC O&L (v 2003)	410.5%	340.5%	136.8%	12.9%	270.4%	73.6%	70.9%
IC O&L (v 2002)	8.8%	18.8%	11.0%	12.5%	12.8%	12.7%	14.1%

Appendix 2: Summary detail of disposals and properties for sale to date (since separation)

Total number of hotels disposed or for sale: 137 hotels, £2.2bn net book value plus proceeds

Sold to date: 30 hotels (4,404 rooms), sale proceeds of £337m

Hotel	Rooms
IC MayFair, UK	289
IC Central Park South, USA	208
CP Midland Manchester, UK	303
CP Vanuatu, Vanuatu	140
HI South Bend, USA	229
HI Sheffield West, UK	138
HI Middlesborough/Teeside, UK	134
HI Gatwick Crawley, UK	217
HI Preston, UK	129
HI Newcastle, Aus	72
HI Adelaide, Aus	193
HI Darwin, Aus	183
Posthouse Epping, UK	79
SBS Houston Galleria, USA	93
SBS Antonio, USA	118
SBS Myrtle Beach, USA	119
SBS Burlington, USA	141
SBS Columbia, USA	118
SBS Atlanta Perimeter, USA	143
SBS Denver, USA	115
SBS Charlotte, USA	117
SBS Austin, USA	121
SBS Auburn Hills, USA	118
SBS Carmel Mountain, USA	116
SBS Fort Lauderdale, USA	141
SBS Portland, USA	117
SBS Boston, USA	133
SBS Sorrento, USA	131
SBS Alpharetta, USA	118
SBS Eatontown, USA	131

Currently on market: 31 hotels, net book value of £589m (including US portfolio of 20 hotels, net book value £505m; £15m of EBIT and £39m of EBITDA)

Comprising: IC Edinburgh; CP United Nations, New York; IC Miami; IC Chicago; 27 others

New to market today: 76 hotels, net book value £1.3bn (estimated 2004 EBIT of approximately £85m; EBITDA of £130m)

Comprising: IC Paris, HI Mayfair; HI Kensington; major part of UK portfolio

Appendix 3: Investor information for 2004 interim dividend

Ex-dividend Date: 22 September 2004

Record Date: 24 September 2004

Payment Date: 18 October 2004

Presentation for Analysts and Shareholders

A presentation with Richard North (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.30 am (London time) on 9 September at Cazenove, 20 Moorgate, London. There will be an opportunity to ask questions. The presentation will conclude at approximately 10.30 am (London time).

Presentation for Media

A presentation with Richard North (Chief Executive) and Richard Solomons (Finance Director) will commence at 11.30 am (London time) on 9 September at Cazenove, 20 Moorgate, London. There will be an opportunity to ask questions. The presentation will conclude at approximately 12.15 pm (London time).

Webcast

There will be a live video and audio webcast of the presentation of the results on the web address http://www.ihgplc.com/preliminaryresults04. The webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.

Q&A CALL

There will be a call, primarily for US investors and analysts, at 2.30pm (London time) on 9 September with Richard North and Richard Solomons available to answer questions on the results.

International dial-in UK dial-in USA dial-in	Tel: +44 (0)1452 542 300 Tel: 0800 953 1444 Tel: 1866 220 1452

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on 9 September. The web address is http://www.ihgplc.com/investors/announcements.asp

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s most global hotel company and the largest by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 538,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn ® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK which it intends to IPO at some point after January 1 2005.

InterContinental Hotels Group offers information and reservations capability on the Internet - www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn Hotels & Resorts, www.hiexpress.com for Holiday Inn Express hotels, www.staybridge.com for Staybridge Suites hotels, www.candlewoodsuites.com for Candlewood Suites hotels, www.hotelindigo.com for Hotel Indigo properties and for the Group’s rewards programme, www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

OPERATING REVIEW

THIS OPERATING REVIEW CONCENTRATES ON THE PERFORMANCE OF THE HOTELS AND SOFT DRINKS BUSINESSES (THE GROUP) FOR THE SIX MONTHS ENDED 30 JUNE 2004. TO ASSIST SHAREHOLDERS, UNAUDITED PROFORMA COMPARATIVES FOR THE SIX MONTHS AND THREE MONTHS ENDED 30 JUNE 2003 ARE PROVIDED.

On 15 April 2003, following shareholder and regulatory approval, Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC (IHG), comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc (MAB), comprising the Retail and Standard Commercial Property Development businesses (the Separation).

In 2003, in order to bring its financial reporting timetable into line with other major European and US hotel companies, IHG changed its financial year end from 30 September to 31 December. The statutory financial period covered by these financial statements is therefore the six months ended 30 June 2004, with comparatives for the nine months ended 30 June 2003 and 15 months ended 31 December 2003. The comparatives include the results of MAB up until the Separation.

	Three months ended			Six months ended
GROUP SUMMARY	30 June 2004	30 June 2003	% change	30 June 2004	30 June 2003	% change
	£m	£m		£m	£m
Turnover:
Hotels	387	367	5.4%	735	708	3.8%
Soft Drinks	178	171	4.1%	366	335	9.3%

	565	538	5.0%	1,101	1,043	5.6%
Operating profit before exceptional items:
Hotels	69	46	50.0%	113	75	50.7%
Soft Drinks	30	31	(3.2)%	40	39	2.6%

	99	77	28.6%	153	114	34.2%

	Three months ended			Six months ended
HOTELS	30 June 2004	30 June 2003	% change	30 June 2004	30 June 2003	% change
	£m	£m		£m	£m
Turnover:
Americas	131	139	(5.8)%	246	266	(7.5)%
EMEA	214	198	8.1%	404	373	8.3%
Asia Pacific	31	19	63.2%	64	48	33.3%
Central	11	11	—	21	21	—

	387	367	5.4%	735	708	3.8%
Operating profit before exceptional items:
Americas	48	50	(4.0)%	80	82	(2.4)%
EMEA	34	19	78.9%	50	32	56.3%
Asia Pacific	3	(3)		9	1	800.0%
Central	(16)	(20)	20.0%	(26)	(40)	35.0%

	69	46	50.0%	113	75	50.7%

AMERICAS			Three months ended			Six months ended
			30 June 2004	30 June 2003	% change	30 June 2004	30 June 2003	% change
			£m	£m		£m	£m
Turnover:
Owned & leased			129	129	—	248	246	0.8%
Managed			14	12	16.7%	27	22	22.7%
Franchised			94	87	8.0%	173	162	6.8%

			237	228	3.9%	448	430	4.2%

Operating profit before exceptional items:
Owned & leased			16	15	6.7%	22	17	29.4%
Managed			4	5	(20.0)%	4	5	(20.0%)
Franchised			81	75	8.0%	148	136	8.8%

			101	95	6.3%	174	158	10.1%
Regional overheads			(15)	(14)	(7.1)%	(29)	(27)	(7.4)%

Total	$	m	86	81	6.2%	145	131	10.7%

Sterling equivalent	£	m	48	50	(4.0)%	80	82	(2.4)%

Turnover in the Americas grew by 4.2% to $448m for the six months ended 30 June 2004. Adjusting for the effect of hotels sold, turnover growth in the remaining comparable owned and leased estate was 11.2%. Occupancy-led revenue per available room (RevPAR) growth was experienced across all brands with InterContinental and Staybridge Suites recording the highest RevPAR growth at 12.0% and 10.4% respectively.

Operating profit increased by 10.7% to $145m as a result of revenue growth from the franchised estate. The relative strength of sterling to the US dollar resulted in a decline in sterling reported profits of 2.4%.

AMERICAS – REVPAR MOVEMENT ON PREVIOUS YEAR	Three months ended 30 June 2004	Six months ended 30 June 2004
InterContinental owned & leased (comparable)	14.3%	10.0%
Holiday Inn franchise	5.3%	5.0%
Holiday Inn Express franchise	6.3%	6.8%

RevPAR in the comparable owned and leased estate grew by 10.3% in the six months ended 30 June 2004. Growth was primarily occupancy-led as commercial demand continued to strengthen in major US centres. While several hotels achieved strong average daily rate growth, the InterContinental The Barclay New York and InterContinental San Juan in particular, this was still localised and inconsistent.

Managed RevPAR growth exhibited similar patterns to the owned and leased estate, with RevPAR growth through occupancy increases being widespread, while average daily rate increases were less consistent. Turnover in the managed estate grew partly as a result of the management contracts signed with Hospitality Properties Trust (HPT), however, operating profit from managed hotels was below the prior year due to performance payments to HPT.

All brands in the franchised estate recorded RevPAR growth in the six months, with Express RevPAR up by 6.8% and Holiday Inn up by 5.0%. System size in Express grew by 30 hotels (2.3%) during the six months, while Holiday Inn declined by eight hotels (0.7%).

Two hotels, the InterContinental Central Park South (New York) and the Holiday Inn South Bend Indiana, were sold during the period, with net proceeds received being marginally below net book value.

EUROPE, MIDDLE EAST & AFRICA (EMEA)	Three months ended			Six months ended
	30 June 2004	30 June 2003	% change	30 June 2004	30 June 2003	% change
	£m	£m		£m	£m
Turnover:
Owned & leased	194	183	6.0%	367	345	6.4%
Managed	12	9	33.3%	24	16	50.0%
Franchised	8	6	33.3%	13	12	8.3%

	214	198	8.1%	404	373	8.3%

Operating profit before exceptional items:
Owned & leased	27	18	50.0%	38	30	26.7%
Managed	7	4	75.0%	15	8	87.5%
Franchised	5	4	25.0%	9	8	12.5%

	39	26	50.0%	62	46	34.8%
Regional overheads	(5)	(7)	28.6%	(12)	(14)	14.3%

Total	34	19	78.9%	50	32	56.3%

Turnover in the EMEA region grew by £31m (8.3%) to £404m for the six months ended 30 June 2004. In addition to continued growth in the comparable owned and leased estate, turnover was boosted by the re-opened Le Grand InterContinental Paris, stability in the Middle East, and liquidated damages in the managed estate.

The improvement in turnover, combined with reduced overheads, resulted in an increase in operating profit for the six months by 56.3% to £50m.

EMEA – REVPAR MOVEMENT ON PREVIOUS YEAR (comparable)	Three months ended 30 June 2004	Six months ended 30 June 2004
InterContinental owned & leased	8.5%	4.0%
Crowne Plaza owned & leased	9.8%	7.5%
Holiday Inn UK London	27.7%	22.3%
Holiday Inn UK Regions	5.3%	6.7%

Trading in the EMEA owned and leased estate remained mixed over the period ended 30 June 2004. The Holiday Inn UK estate continued to gain market share, with London RevPAR up by 22.3% and the regions up by 6.7%. The rest of the European owned and leased estate did not display a clear pattern of improvement. Whilst the Le Grand InterContinental Paris, closed for refurbishment in the prior year, boosted revenue, the key Paris and Amsterdam markets remained soft, with average daily rates falling. In Germany, occupancy in the owned and leased estate improved, although average daily rates were generally flat.

Managed and franchised operations were more resilient during the period. Occupancy in the comparable estate in the Middle East grew during the six months by 14.2 percentage points and average daily rate by 3.7%. Liquidated damages of approximately £4m were received from the early termination of the InterContinental Barcelona management contract. Franchised revenues continued to grow with RevPAR in all brands finishing ahead of prior year for the six months ended 30 June 2004.

Eighteen hotels were added to the system during the six months ended 30 June 2004, two owned and leased, four managed and 12 franchised. Four hotels were sold in the period, with proceeds received being greater than net book value.

ASIA PACIFIC			Three months ended			Six months ended
			30 June 2004	30 June 2003	% change	30 June 2004	30 June 2003	% change
			£m	£m		£m	£m
Turnover:
Owned & leased			46	27	70.4%	96	66	45.5%
Managed			8	4	100.0%	17	10	70.0%
Franchised			2	1	100.0%	3	2	50.0%

			56	32	75.0%	116	78	48.7%

Operating profit before exceptional items:
Owned & leased			5	(1)		13	6	116.7%
Managed			6	1	500.0%	12	4	200.0%
Franchised			1	1	—	2	2	—

			12	1		27	12	125.0%
Regional overheads			(5)	(5)	—	(10)	(9)	(11.1)%

Total	$	m	7	(4)		17	3	466.7%

Sterling equivalent	£	m	3	(3)		9	1	800.0%

Turnover in Asia Pacific grew by $38m to $116m for the six months ended 30 June 2004, as the region recovered strongly following the outbreak of SARS in March 2003. Operating profit finished the six months up by $14m to $17m.

The performance of the InterContinental Hong Kong has rebounded strongly after the outbreak of SARS and is now trading at pre-SARS levels with operating profit significantly ahead of the weak comparative period. The hotel has also benefited from the repositioning of its food and beverage operations, leading to a food and beverage revenue increase of 102% over the first half of 2003. The owned and leased estate in Australia continues to trade soundly, particularly in Sydney, and operating profit in the comparable Australian owned and leased estate is up by 5.9%.

The managed and franchised estates demonstrated growth as the region recovered strongly from SARS. RevPAR grew by over 50% in both China and South East Asia.

Two new managed hotels opened during the period in the key China market, while two Australian owned hotels were sold, at above net book value.

CENTRAL

Central overheads fell by £14m to £26m for the six months ended 30 June 2004 reflecting the reorganisation implemented in 2003.

It is now expected that total hotel overheads in US dollars for the 12 months ended December 2004 will be broadly level with 2003 at constant exchange rates.

	Three months ended			Six months ended
SOFT DRINKS	30 June 2004	30 June 2003	% change	30 June 2004	30 June 2003	% change
	£m	£m		£m	£m
Turnover	178	171	4.1%	366	335	9.3%
Operating profit before exceptional items	30	31	(3.2)%	40	39	2.6%

Britvic Soft Drinks turnover was 9.3% up on the first half of 2003, driven by volume growth of 7.7%. Both Pepsi and 7UP achieved strong volume growth, up by 12.7% and 26%, respectively. However, increased costs as a result of investment in the Pepsi brand which is gaining market share, and in Robinsons brand extensions, resulted in operating profit finishing just ahead of the first half of last year, at £40m.

ASSET DISPOSAL PROGRAMME

The asset disposal programme continues to progress in line with the Group’s strategy. As of 30 June 2004, 28 hotels had been sold since the Separation in April 2003, generating net proceeds of £323m.

In addition to the £589m net book value of hotels currently on the market, including the US hotels announced in July 2004, a further £1.3bn net book value of hotels has been placed on the market in September 2004 comprising the major part of the UK portfolio and the InterContinental Paris. The £2.2bn of hotels on the market or sold represents over 50% of the net book value of IHG’s properties at Separation.

EXCEPTIONAL ITEMS

Exceptional items in the six months ended 30 June 2004 amounted to £24m before interest and tax exceptionals and represented the net surplus on disposal of assets, and the change in market value of the Group’s investment in FelCor Lodging Trust Inc.

INTEREST

Net interest from ongoing activities in the six months ended 30 June 2004 amounted to £10m. Exceptional interest resulted from tax refunds and amounts paid on the termination of interest rate swaps.

TAXATION

The tax charge on ordinary activities excluding exceptional items is expected to be 18% for 2004. The equivalent effective rate for the IHG group excluding MAB was 24% for the 15 months ended 31 December 2003, following restatement in respect of exceptional tax credits on a basis consistent with 2004. The release of provisions relating to tax matters which have been settled during the year or in respect of which the relevant statutory limitation period has expired, together with the recognition of deferred tax assets in respect of losses, has resulted in an exceptional tax credit of £138m in the period ended 30 June 2004. Net tax paid in the period ended 30 June 2004 reflected tax repayments received during the period and the impact of prior year exceptional costs.

TREASURY

Operating cash flow (Operating activities less Capital expenditure and financial investments) for the Group in the six months ended 30 June 2004 was an inflow of £213m, which was after net capital expenditure of £21m. Disposal proceeds in the six months amounted to £88m. At 30 June 2004 net debt was £520m.

The Company is currently discussing with the Trustees of the InterContinental Hotels UK Pension Plan a one-off special contribution to be made in the last quarter of 2004, approximately equal to the March 2004 FRS 17 deficit as indicated by the draft actuarial review of approximately £50m.

RETURN OF FUNDS

The Group has been carrying out its on-market share repurchase programme announced in March 2004. Of the announced £250m return of capital, 26.9 million shares had been repurchased at an average price of 512 pence by 30 June 2004.

At 9 September 2004 the total number of shares repurchased was 39.8 million at an average price of 534 pence. The Group has now announced a further return of funds to shareholders subject to no significant adverse change in market conditions. A special dividend of £500m will be paid in December 2004, with an associated share consolidation. A further £250m of share repurchases will be conducted following completion of the remaining £37m of the current programme. Further returns to shareholders will be considered in the light of future receipts from the sale of assets and consideration of all stakeholders interests.

BASIS OF PREPARATION OF PRO FORMA FINANCIAL INFORMATION

Following shareholder and regulatory approval, on 15 April 2003, Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC (IHG) comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc comprising the Retail and Standard Commercial Property Developments businesses. As a result of the Separation, Six Continents PLC became part of IHG.

The pro forma financial information for the six months to 30 June 2003 comprises the results of those companies that form IHG following the Separation, as if IHG had been in existence since 1 October 2001. The information is provided as guidance only; it is not audited and, as pro forma information, it does not give a full picture of the financial position of the Group. The key assumptions used in the preparation of the information are as follows:

i.	The pro forma information has been prepared using accounting policies consistent with those used in the historic IHG interim and year end financial statements.

ii.	Pro forma interest has been calculated to reflect the post Separation capital structure of the Group as if it had been in place at 1 October 2001, using interest rate differentials applicable under the post Separation borrowing agreements and excluding facility fee amortisation. Dividend payments have been assumed at the expected ongoing level.

iii.	The unaudited pro forma tax charge is based on a rate of tax for IHG of 25.0% applied to unaudited pro forma profit before taxation.

iv.	Adjustments have been made, where appropriate, to exclude any arrangements with the Mitchells & Butlers Group.

v.	Pro forma earnings per share is based on pro forma profit available for shareholders divided by 734m shares, being the issued share capital of IHG on Separation.

Pro forma
PROFIT AND LOSS ACCOUNT	2004 3 months ended 30 June	2004 3 months ended 31 Mar	2004 6 months ended 30 June	2003 3 months ended 30 June	2003 3 months ended 31 Mar	2003 6 months ended 30 June
£m	£m	£m	£m	£m	£m
Turnover – continuing operations	565	536	1,101	538	505	1,043
Cost of sales	(409)	(425)	(834)	(403)	(406)	(809)

Gross operating profit	156	111	267	135	99	234
Administrative expenses	(57)	(57)	(114)	(58)	(62)	(120)

Operating profit	99	54	153	77	37	114
Net interest charge	(6)	(4)	(10)	(10)	(12)	(22)

Profit on ordinary activities before taxation	93	50	143	67	25	92
Tax on profit on ordinary activities	(17)	(9)	(26)	(17)	(6)	(23)

Profit on ordinary activities after taxation	76	41	117	50	19	69
Minority equity interest	(11)	(3)	(14)	(10)	(3)	(13)

Retained profit for the period	65	38	103	40	16	56

Adjusted earnings per ordinary share	9.0	p	5.2	p	14.2	p	5.4	p	2.2	p	7.6	p

OPERATING CASH FLOW

Operating profit	99	54	153	77	37	114
Depreciation and amortisation	50	51	101	47	52	99

Earnings before interest, taxation, depreciation and amortisation	149	105	254	124	89	213
(Increase)/decrease in stocks	(1)	—	(1)	2	(1)	1
(Increase)/decrease in debtors	(21)	(6)	(27)	(41)	25	(16)
Increase in creditors	19	5	24	37	8	45
Provisions expended and other non-cash items	(4)	(1)	(5)	(3)	(2)	(5)

Operating activities	142	103	245	119	119	238
Capital expenditure – Hotels	(42)	(28)	(70)	(60)	(72)	(132)
Disposal proceeds	69	19	88	16	2	18
Capital expenditure – Soft Drinks	(18)	(21)	(39)	(11)	(15)	(26)

Operating cash flow	151	73	224	64	34	98

The above statements exclude all exceptional items as being non-recurring.

INTERCONTINENTAL HOTELS GROUP PLC

INTERIM FINANCIAL STATEMENTS

INTERCONTINENTAL HOTELS GROUP PLC

GROUP PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2004

	2004 6 months ended 30 June		2003 9 months ended 30 June			2003 15 months ended 31 Dec
	Before exceptional items	Total	Before exceptional items	Total		Before exceptional items restated*	Total
	£m	£m	£m	£m		£m	£m
Turnover (note 3)	1,101	1,101	2,365	2,365		3,483	3,483

Cost of sales	(834)	(834)	(1,867)	(1,867)		(2,717)	(2,768)

Gross operating profit	267	267	498	498		766	715

Administrative expenses	(114)	(114)	(178)	(178)		(283)	(283)
Other operating income (note 5)	—	6	—	—		—	—

Operating profit (note 4)	153	159	320	320		483	432
Non-operating exceptional items (note 5)	—	18	—	(170)		—	(213)

Profit on ordinary activities before interest	153	177	320	150		483	219
Net interest (note 6)	(10)	(4)	(30)	(30)		(47)	(47)
Premium on early settlement of debt (note 5)	—	—	—	(136)		—	(136)

Profit/(loss) on ordinary activities before taxation	143	173	290	(16)		436	36
Tax on profit/(loss) on ordinary activities (note 7)	(26)	109	(90)	(20)		(115)	17

Profit/(loss) on ordinary activities after taxation	117	282	200	(36)		321	53
Minority equity interests	(14)	(14)	(16)	(16)		(34)	(34)

Profit/(loss) available for shareholders	103	268	184	(52)		287	19
Dividends on equity shares	(30)	(30)	(86)	(86)		(156)	(156)

Retained profit/(loss) for the period	73	238	98	(138)		131	(137)

Earnings/(loss) per ordinary share (note 8):
Basic	—	36.9p	—	(7.1	)p	—	2.6p
Diluted	—	36.5p	—	(7.1	)p	—	2.6p
Adjusted	14.2p	—	25.1p	—		39.1p	—

Dividend per ordinary share	—	4.30p	—	11.70p		—	21.15p

*	Restated to show exceptional tax credits on a basis consistent with 2004.

INTERCONTINENTAL HOTELS GROUP PLC

GROUP CASH FLOW STATEMENT

For the six months ended 30 June 2004

		2004 6 months ended 30 June	2003 9 months ended 30 June	2003 15 months ended 31 Dec
		£m	£m	£m
	Operating activities	234	545	795

	Returns on investments and servicing of finance	(13)	(185)	(208)

	Taxation	(10)	(49)	4

Paid:	Intangible fixed assets	—	—	(10)
	Tangible fixed assets	(105)	(316)	(475)
	Fixed asset investments	(4)	(11)	(37)

Received:	Tangible fixed assets	87	30	265
	Fixed asset investments	1	8	9

	Capital expenditure and financial investment	(21)	(289)	(248)

	Separation costs	—	(68)	(66)

	Acquisitions and disposals	—	(68)	(66)

	Equity dividends	(69)	(269)	(299)

	Net cash flow	121	(315)	(22)

	Management of liquid resources	22	172	(129)
	Financing	(141)	208	206

	Movement in cash and overdrafts	2	65	55

INTERCONTINENTAL HOTELS GROUP PLC

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

For the six months ended 30 June 2004

	2004 6 months ended 30 June	2003 9 months ended 30 June	2003 15 months ended 31 Dec
	£m	£m	£m
Profit/(loss) available for shareholders	268	(52)	19

Dividends	(30)	(86)	(156)

	238	(138)	(137)

Other recognised gains and losses	(79)	15	(82)
Issue of ordinary shares	4	3	18
Net assets of MAB eliminated on Separation	—	(2,777)	(2,777)
MAB goodwill eliminated on Separation	—	50	50
Minority interest on transfer of pension prepayment	—	(7)	(7)
Purchase of own shares	(139)	—	—
Movement in shares in ESOP trusts	—	14	15
Employee share schemes credit	9	—	—
Movement in goodwill – exchange differences*	50	36	139

Net movement in shareholders’ funds	83	(2,804)	(2,781)

Opening shareholders’ funds	2,554	5,335	5,335

Closing shareholders’ funds	2,637	2,531	2,554

*	Including exchange differences on goodwill purchased prior to 30 September 1998 and eliminated against Group reserves.

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

30 June 2004

	2004 30 June	2003 30 June	2003 31 Dec
	£m	£m	£m
Intangible assets	147	157	158
Tangible assets	3,784	4,234	3,951
Investments	108	222	172

Fixed assets	4,039	4,613	4,281

Stocks	45	44	44
Debtors	515	491	523
Investments	450	33	377
Cash at bank and in hand	50	80	55

Current assets	1,060	648	999
Creditors - amounts falling due within one year:
Overdrafts	—	(16)	(5)
Other borrowings	(41)	(25)	(8)
Other creditors	(953)	(976)	(1,072)

Net current assets/(liabilities)	66	(369)	(86)

Total assets less current liabilities	4,105	4,244	4,195
Creditors - amounts falling due after one year:
Borrowings	(912)	(1,014)	(988)
Other creditors	(102)	(110)	(97)
Provisions for liabilities and charges:
Deferred taxation	(231)	(313)	(314)
Other provisions	(58)	(106)	(79)
Minority interests	(165)	(170)	(163)

Net assets	2,637	2,531	2,554

Capital and reserves

Equity share capital	713	735	739
Share premium account	17	2	14
Revaluation reserve	245	290	258
Capital redemption reserve	27	—	—
Merger reserve	1,164	1,164	1,164
Other reserve	(9)	(11)	(11)
Profit and loss account	480	351	390

Equity shareholders’ funds	2,637	2,531	2,554

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

The interim financial statements are for InterContinental Hotels Group PLC (the Group) for the six months ended 30 June 2004. The interim financial statements, which are unaudited, comply with relevant accounting standards under UK GAAP and should be read in conjunction with the Annual Report and Financial Statements 2003. They have been prepared using the accounting policies set out in that report on a consistent basis with that applied in 2003. The Group profit and loss account has been prepared by reference to Format 1 as set out in Schedule 4 of the Companies Act 1985. This is considered more appropriate to the Group post Separation than the format used in previous years.

The interim financial statements do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The financial information for the 15 months ended 31 December 2003 has been extracted from the Group’s published financial statements for that period which contain an unqualified audit report and which have been filed with the Registrar of Companies. Discontinued operations in 2003 relate to Mitchells & Butlers plc (MAB) and continuing operations relate to InterContinental Hotels Group PLC (IHG).

The period ended six months to 30 June 2004 and nine months to 30 June 2003 are regarded as distinct financial periods for accounting purposes; income and costs are recognised in the profit and loss account as they arise; tax on profit before exceptional items is charged on the basis of the expected effective tax rate for the full year for IHG.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period.

In the case of the US dollar, the translation rate is £1=$1.82 (2003 9 months, £1=$1.60; 15 months, £1=$1.62).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period.

In the case of the US dollar, the translation rate is £1 =$1.81 (2003 30 June, £1=$1.65; 31 December, £1=$1.78).

3.	Turnover

	2004 6 months ended 30 June (a)	2003 9 months ended 30 June (b)	2003 15 months ended 31 Dec (c)
	£m	£m	£m
Americas	246	402	661
EMEA	404	576	1,010
Asia Pacific	64	82	148
Central	21	31	51

Hotels	735	1,091	1,870

Soft Drinks	366	481	820

InterContinental Hotels Group	1,101	1,572	2,690

Discontinued operations	—	793	793

	1,101	2,365	3,483

a.	Other than for Soft Drinks which reflects 28 weeks ended 3 July 2004.
b.	Other than for Soft Drinks which reflects 40 weeks ended 5 July 2003 and discontinued operations which reflects 28 weeks ended 12 April 2003.
c.	Other than for Soft Drinks which reflects 64 weeks ended 20 December 2003 and discontinued operations which reflects 28 weeks ended 12 April 2003.

4.	Operating profit

	2004 6 months ended 30 June (a)	2003 9 months ended 30 June (b)	2003 15 months ended 31 Dec (c)
	£m	£m	£m
Americas	80	116	195
EMEA	50	54	114
Asia Pacific	9	11	22
Central	(26)	(49)	(80)

Hotels	113	132	251

Soft Drinks	40	51	95

InterContinental Hotels Group	153	183	346

Discontinued operations	—	137	137

Operating profit before exceptional items	153	320	483

a.	Other than for Soft Drinks which reflects 28 weeks ended 3 July 2004.
b.	Other than for Soft Drinks which reflects 40 weeks ended 5 July 2003 and discontinued operations which reflects 28 weeks ended 12 April 2003.

c.	Other than for Soft Drinks which reflects 64 weeks ended 20 December 2003 and discontinued operations which reflects 28 weeks ended 12 April 2003.

5.	Exceptional items

	2004 6 months ended 30 June	2003 9 months ended 30 June	2003 15 months ended 31 Dec restated*
	£m	£m	£m
Operating exceptional items:
Continuing operations:
Cost of sales (note a)	—	—	(51)
Other operating income (note b)	6	—	—

	6	—	(51)

Non-operating exceptional items:
Continuing operations:
Cost of fundamental reorganisation (note c)	—	(67)	(67)
Separation costs (note d)	—	(56)	(51)
Profit/(loss) on disposal of fixed assets	18	(6)	4
Provision against fixed asset investments (note e)	—	—	(56)

	18	(129)	(170)

Discontinued operations:
Separation costs (note d)	—	(41)	(41)
Loss on disposal of fixed assets	—	—	(2)

	—	(41)	(43)

Total non-operating exceptional items	18	(170)	(213)

Total exceptional items before interest and taxation	24	(170)	(264)
Interest (note f)	6	—	—
Premium on early settlement of debt (note g)	—	(136)	(136)

Tax (charge)/credit on above items	(3)	60	64
Exceptional tax credit (note h)	138	10	68

Total exceptional items after interest and taxation	165	(236)	(268)

a.	Tangible fixed assets were written down by £73m following an impairment review of the hotel estate. £51m was charged above as an operating exceptional item and £22m reversed previous revaluation gains.

b.	Mark to market valuation of the Group’s investment in FelCor Lodging Trust Inc.
c.	Relates to a fundamental reorganisation of the Hotels business. The cost includes redundancy entitlements, property exit costs and other implementation costs.
d.	Relates to costs incurred for the bid defence and Separation of Six Continents PLC.
e.	Relates to a provison for diminution in value of the Group’s investment in FelCor Lodging Trust Inc. and other fixed asset investments and reflects the directors’ view of the fair value of the holdings.
f.	Interest on exceptional tax refunds and the cost of closing out currency swaps.
g.	Relates to the premiums paid on the repayment of the Group’s £250m 10 3/8 per cent debenture and EMTN loans.
h.	Represents the release of provisions relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired and, in 2004, the recognition of a deferred tax asset in respect of capital losses.
*	Restated to show exceptional tax credits on a basis consistent with 2004.

6.	Net interest

	2004 6 months ended 30 June Before exceptional items	2004 6 months ended 30 June Total	2003 9 months ended 30 June Total	2003 15 months ended 31 Dec Total
	£m	£m	£m	£m
Interest receivable	27	39	73	104
Interest payable and similar charges	(37)	(43)	(103)	(151)

	(10)	(4)	(30)	(47)

7.	Tax

	2004 6 months ended 30 June Before exceptional items	2004 6 months ended 30 June Total	2003 9 months ended 30 June Total	2003 15 months ended 31 Dec Total
	£m	£m	£m	£m
Current tax:
UK corporation tax	12	12	8	(76)
Foreign tax	11	(41)	9	49

	23	(29)	17	(27)
Deferred tax	3	(80)	3	10

	26	(109)	20	(17)

Tax on profit on ordinary activities has been calculated using an estimated effective annual tax rate of 18% for 2004.

For the nine months to 30 June 2003, tax on profit on ordinary activities before exceptional items was calculated using an estimated effective annual tax rate of 31% in respect of IHG, together with the actual tax charge of MAB for the period up to 12 April 2003, resulting in a combined effective rate of 32%. The respective effective tax rates for the 15 month period were 24%* for IHG and 26%* for the combined group.

Tax relating to exceptional items (see note 5) is a charge of £3m of which £1m relates to non-operating exceptional items and £2m to exceptional interest income. In respect of 2003, tax relating to exceptional items was a credit of £60m and £64m for the periods to 30 June and 31 December respectively, of which £19m credit and £23m credit, respectively, related to non-operating exceptional items and the remainder to the premium on early settlement of debt.

Of the exceptional tax credit of £68m (see note 5) in the 15 months to 31 December 2003 (2003 9 months, £10m), £9m was included in Foreign tax (2003 9 months, nil) and £59m in UK corporation tax (2003 9 months, £10m).

*	Restated to show exceptional tax credits on a basis consistent with 2004.

8.	Earnings per share

Basic earnings/(loss) per ordinary share is calculated by dividing the earnings/(loss) available for shareholders of £268m profit (2003 9 months, £52m loss; 15 months, £19m profit) by 727m (2003 9 months, 732m; 15 months, 733m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 735m (2003 9 months, 732m; 15 months, 733m).

Adjusted earnings per ordinary share is calculated as follows:

	2004 6 months ended 30 June	2003 9 months ended 30 June	2003 15 months ended 31 Dec restated*
	pence per ordinary share	pence per ordinary share	pence per ordinary share
Basic earnings	36.9	(7.1)	2.6
Exceptional items, less tax thereon (notes 5, 7)	(3.7)	33.6	45.8
Exceptional tax (note 5)	(19.0)	(1.4)	(9.3)

Adjusted earnings	14.2	25.1	39.1

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items.

*	Restated to show exceptional tax credits on a basis consistent with 2004.

9.	Net debt

	2004 6 months ended 30 June	2003 9 months ended 30 June	2003 15 months ended 31 Dec
	£m	£m	£m
Opening net debt	(569)	(1,177)	(1,177)
Net cash flow	121	(315)	(22)
Ordinary shares issued	4	3	18
Purchase of own shares	(139)	—	—
Debt assumed by MAB	—	577	577
Separation of MAB:
Cash disposed	—	(7)	(7)
Current asset investments disposed	—	(7)	(7)
Borrowings disposed	—	4	4

Exchange and other adjustments	63	(20)	45

Closing net debt	(520)	(942)	(569)

Comprising:

Cash at bank and in hand	50	80	55
Overdrafts	—	(16)	(5)
Current asset investments	383	33	377
Other borrowings:
Due within one year	(41)	(25)	(8)
Due after one year	(912)	(1,014)	(988)

	(520)	(942)	(569)

10.	Contingent liabilities

At 30 June 2004, the Group had contingent liabilities of £11m (2003 31 December, £11m; 30 June, £13m), mainly comprising guarantees given in the ordinary course of business. IHG has entered into management contract arrangements in the ordinary course of business that include performance guarantees. Management does not anticipate any material funding under these arrangements.

11.	Auditors’ review

The auditors, Ernst & Young LLP, have reported to the directors on their review of these financial statements in accordance with the guidance issued by the Auditing Practices Board. Their unqualified report will be included in the Interim Report 2004 which will be sent to shareholders.

This announcement of the interim results for the six months ended 30 June 2004 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of InterContinental Hotels Group and certain plans and objectives of the board of directors of InterContinental Hotels Group with respect thereto. Such statements include, but are not limited to, statements made in the Financial Highlights and Operating Review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: events that impact domestic or international travel; levels of consumer and business spending in major economies where InterContinental Hotels Group does business; changes in consumer tastes and preferences; levels of marketing and promotional expenditure by InterContinental Hotels Group and its competitors; changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics; significant fluctuations in exchange rates, interest rates and tax rates; the availability and effects of future business combinations, acquisitions or dispositions, the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of InterContinental Hotels Group to maintain appropriate levels of insurance; exposures relating to franchise or management contract operations; the maintenance of InterContinental Hotels Group’s IT structure, including its centralised reservation system; the development of new and emerging technologies; competition in the markets in which InterContinental Hotels Group operates; political and economic developments and currency exchange fluctuations; economic recession; management of InterContinental Hotels Group’s indebtedness and capital resource requirements; material litigation against InterContinental Hotels Group; substantial trading activity in InterContinental Hotels Group shares; the reputation of InterContinental Hotels Group’s brands; the level of costs associated with leased properties; and the weather.

Other factors that could affect the business and financial results are described in Item 3 Risk Factors in the Annual Report of InterContinental Hotels Group PLC on Form 20-F for the financial period ended 31 December 2003 filed with the US Securities and Exchange Commission.

END